Exhibit 99.1 Form 6K LVH April 12 2007

Symbols: TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

LAS VEGAS APPOINTS DAVID SHORE AS CFO

April 12, 2007 - Vancouver, British Columbia, Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) is pleased to announce the appointment of Mr. David Shore as its Chief Financial Officer.

President and CEO Mr. Jake Kalpakian states, “We are delighted to have David joining us.  His experience, comprehensive sector knowledge and relationships within the industry should not only compliment our existing business but also open up new opportunities.”

Bio of David Shore:

David Shore spent the last 10 years in Equity Research, primarily focused on the Technology sector. He began his career with First Marathon Securities in 1997. Prior to joining First Marathon's equity research team in 1997, David spent three years at Celestica. David then joined CIBC World Markets in 2000. David joined Desjardins Securities in 2002 where his area of specialty was the Software, Services and Gaming sectors. As one of the first analysts to cover the online gaming sector, David was known for his annual conferences which attracted some of the biggest names in online gaming.

David holds a B.A. (Specialized Honours) and an MBA from York University.   He was awarded his CFA designation in 1997. David is a regular guest lecturer at York University's Schulich School of Business and is frequently quoted in the press. He also is a recurring speaker on various TV programs. David is involved in community work, serving on the board of several not-for-profit organizations.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com